Exhibit 99.5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes should in block capital letters.

1.	Name of the issuer CADBURY SCHWEPPES PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

				(ii)

3.	Name of person discharging managerial responsibilities/director RICHARD S BRADDOCK		4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest[1] DIRECTOR’S OWN HOLDING		6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES OF 12.5P EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8	State the nature of the transaction

				ELECTION TO SURRENDER PART OF DIRECTOR’S FEE FOR THE ACQUISITION OF SHARES SUBSEQUENTLY CONVERTED INTO AMERICAN DEPOSITARY RECEIPTS (‘ADRS’). THE LETTER OF SURRENDER BEING DATED OUTSIDE THE CLOSE PERIOD IN RESPECT OF SHARE DEALINGS.
	RICHARD S BRADDOCK	43,976 (10,994 ADRS)

9.	Number of shares, debentures or financial instruments relating to shares acquired 1,776		10	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed N/A		12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction £5.365		14.	Date and place of transaction 4 JULY 2005

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 45,752 (HELD AS 11,438 ADRS)		16.	Date issuer informed of transaction 4 JULY 2005

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17	Date of grant N/A	18.	Period during which or date on which it can be exercised N/A

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) N/A

21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise N/A	22.	Total number of shares or debentures over which options held following notification N/A

23.	Any additional information N/A	24.	Name of contact and telephone number for queries J E HUDSPITH 020-7830 5179

25.	Name and signature of duly authorised officer of issuer responsible for making notification

J MILLS
DIRECTOR OF GROUP SECRETARIAT
Date of notification 5 JULY 2005